Filed by United Rentals

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject of the offer: RSC Holdings

(Commission File No. 333-179039)

United Rentals, Inc. Five Greenwich Office Park Greenwich, CT 06831 Telephone: 203 622 3131 203 622 6080 unitedrentals.com

United Rentals Announces Fourth Quarter and Full Year 2011 Results and

Provides 2012 Outlook

GREENWICH, Conn. – January 25, 2012 – United Rentals, Inc. (NYSE: URI) today announced financial results for the fourth quarter and full year 2011. For the fourth quarter, total revenues were $746 million and rental revenue was $589 million, compared with $597 million and $497 million, respectively, for 2010. For the full year 2011, total revenues were $2.6 billion and rental revenue was $2.2 billion, compared with $2.2 billion and $1.8 billion, respectively, for 2010.

For the fourth quarter 2011, adjusted EBITDA, which excludes the impact of special items1, was $281 million and adjusted EBITDA margin was 37.7%, an increase of $100 million, or 55.2%, and 7.4 percentage points from the fourth quarter 2010. For the full year 2011, adjusted EBITDA was $929 million and adjusted EBITDA margin was 35.6%, an increase of $238 million, or 34.4%, and 4.7 percentage points from last year. The company’s EBITDA and adjusted EBITDA for the fourth quarter and full year 2011 include an $8 million benefit related to the reduction of the company’s self-insurance reserves, as compared to an $18 million charge in the fourth quarter and full year 2010.

2011 Highlights

•

For the fourth quarter 2011, on a GAAP basis, the company reported income from continuing operations of $28 million, or $0.39 per diluted share, compared with a loss of $17 million, or $0.29 per diluted share, for the same period in 2010. On an adjusted basis, excluding the impact of special items[2], EPS for the fourth quarter 2011 was $0.82 per diluted share, compared with $0.16 per diluted share in 2010. The effective tax rate for the fourth quarter 2011 was 50.0%.

•

Rental revenue increased 18.5% for the fourth quarter 2011, compared with the fourth quarter of the prior year, reflecting year-over-year increases of 6.7% in rental rates and 15.1% in the volume of equipment on rent. For the full year, rental rates increased 6.1% from 2010.

•

Time utilization for the fourth quarter 2011 increased 1.5 percentage points year-over-year to 70.8%, a fourth quarter record for the company. Time utilization for the full year 2011 was 69.1%, an increase of 3.5 percentage points and a full year record for the company.

•

Free cash flow was $23 million for the full year 2011, compared with $227 million for 2010. Full year net rental capital expenditures (defined as purchases of rental equipment less the proceeds from sales of rental equipment) were $566 million in 2011, compared with $202 million in 2010.

•	For the full year 2011, the company recognized $208 million from sales of rental equipment at a gross margin of 31.7%, compared with $144 million in sales at a gross margin of 28.5% last year.

[1]

Adjusted EBITDA is a non-GAAP measure that excludes the impact of the following special items: RSC merger related costs, restructuring charges and stock compensation expense, net. See table below for amounts.

[2]

Adjusted EPS is a non-GAAP measure that excludes the impact of the following special items: RSC merger related costs, restructuring and asset impairment charges and (losses) gains on repurchase/retirement of debt securities and subordinated convertible debentures and ABL amendment. See table below for amounts.

2012 Standalone Outlook3

The company provided the following outlook for the full year 2012:

•	An increase of rental rates of 5 percent year over year;

•	An increase in time utilization of approximately 0.5 percentage points year-over-year;

•	Net rental capital expenditures of between $770 million and $820 million, after gross purchases of approximately $1.0 billion; and

•	Free cash usage (negative flow) in the range of $50 million to $100 million.

CEO Comments

Michael Kneeland, chief executive officer of United Rentals, said, “The fourth quarter marked a strong end to a stellar year for our company, particularly in light of the sluggish economy. Once again, we drove rental revenue ahead of the construction recovery through a combination of rate improvement and record time utilization on a larger fleet. The fundamentals of our growth are rock solid: our strategic focus on customer service excellence, rigorous efficiency and rental rate expansion. I’m very proud of the way our employees have delivered in all of these areas. Through their efforts, we are in an excellent position to capitalize on the emerging up-cycle as well as the broader secular shift toward equipment rental.”

Kneeland continued, “We are tremendously excited about the opportunities of 2012, which we expect will be a transformative year for United Rentals. We’re making good progress on all fronts toward our intended acquisition of RSC and the integration planning. With our markets in recovery, the timing is ideal to combine these two companies into a best-in-class United Rentals with a wealth of best practices for value creation.”

2011 Financial Results

For the full year 2011, on a GAAP basis, the company reported income from continuing operations of $101 million, or $1.38 per diluted share, compared with a loss of $22 million, or $0.38 per diluted share, for 2010. On an adjusted basis, excluding the impact of special items, EPS for the full year 2011 was $1.87 per diluted share, compared with $0.33 per diluted share in 2010. The effective tax rate for the full year 2011 was 38.4%.

The company’s continuing operations EPS and adjusted EPS for the fourth quarter and full year 2011 include an $8 million benefit ($5 million after-tax) related to the reduction of the company’s self-insurance reserves, as compared to an $18 million charge ($11 million after-tax) in the fourth quarter and full year 2010.

Free Cash Flow and Fleet Size

For the full year 2011, free cash flow, a non-GAAP measure, was $23 million, compared with free cash flow of $227 million for the full year 2010. The year-over-year decrease in free cash flow was largely the result of an increase in net rental capital expenditures, partially offset by improved cash flows from operating activities.

[3]	The company’s 2012 outlook is exclusive of any impact of the proposed RSC merger.

The size of the rental fleet, as measured by the original equipment cost, was $4.29 billion at December 31, 2011, compared with $3.79 billion at December 31, 2010. The age of the rental fleet was 46.4 months on a unit-weighted basis at December 31, 2011, compared with 47.7 months at December 31, 2010.

Return on Invested Capital (ROIC)

The company’s ROIC metric uses after-tax operating income for the trailing 12 months divided by the averages of stockholders’ equity (deficit), debt and deferred taxes, net of average cash. To mitigate the volatility related to fluctuations in the company’s tax rate from period to period, the federal statutory tax rate of 35% is used to calculate after-tax operating income. The company’s ROIC was 6.7% for the 12 months ended December 31, 2011, an increase of 3.0 percentage points from the same date in 2010.

Announced Merger with RSC Holdings

On December 15, 2011, United Rentals entered into a definitive merger agreement with RSC Holdings (RSC), pursuant to which United Rentals will acquire RSC in a cash-and-stock transaction valued at $18.00 per share, or a total enterprise value of $4.2 billion, based on the market price for URI common stock at the time the transaction was announced. Upon the closing of the transaction, each outstanding share of RSC common stock will be converted into the right to receive $10.80 in cash and 0.2783 of a share of United Rentals common stock, subject to the terms and conditions of the merger agreement. The cash portion of the transaction will be financed through new debt issuance and drawing on current loan facilities. United Rentals has obtained financing commitments from Morgan Stanley Senior Funding Inc., Bank of America Merrill Lynch, Wells Fargo, Credit Suisse AG, The Bank of Nova Scotia and HSBC Bank USA, N.A. in support of this transaction. United Rentals intends to re-pay the outstanding amounts on RSC’s existing senior secured debt, and assume all of RSC’s existing unsecured debt. The proposed transaction is subject to the delivery of a solvency opinion as well as customary closing conditions, including approval by United Rentals and RSC stockholders and expiration or termination of the waiting period under the Canada Competition Act. United Rentals and RSC expect the transaction to close in the first half of 2012.

Conference Call

United Rentals will hold a conference call tomorrow, Thursday, January 26, 2012, at 12:00 p.m. Eastern Time. The conference call will be available live by audio webcast at unitedrentals.com, where it will be archived until the next earnings call, and by calling 866-219-5894.

Non-GAAP Measures

Free cash flow, earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted EBITDA, and adjusted earnings per share (adjusted EPS) are non-GAAP financial measures as defined under the rules of the SEC. Free cash flow represents net cash provided by operating activities, less purchases of rental and non-rental equipment plus proceeds from sales of rental and non-rental equipment and excess tax benefits from share-based payment arrangements, net. EBITDA represents the sum of net income (loss), loss from discontinued operation, net of taxes, provision (benefit) for income taxes, interest expense, net, interest expense-subordinated convertible debentures, net, depreciation of rental equipment and non-rental depreciation and amortization. Adjusted EBITDA represents EBITDA plus the sum of the RSC merger related costs, the restructuring charge and stock compensation expense, net. Adjusted EPS represents EPS plus the sum of the RSC merger related costs, the restructuring charge, the gains/losses on the repurchase/redemption of debt securities and retirement of subordinated convertible debentures and ABL amendment, and the asset impairment charge. The company believes that: (i) free cash flow provides useful additional information concerning cash flow available to meet future debt service obligations and working capital requirements; (ii) EBITDA and adjusted EBITDA provide useful information about operating performance and period-over-period growth; and (iii) adjusted EPS provides useful information concerning future profitability. However, none of these measures should be considered as alternatives to net income, cash flows from operating activities or earnings per share under GAAP as indicators of operating performance or liquidity. Information reconciling forward-looking free cash flow and Adjusted EBITDA to GAAP financial measures is unavailable to the company without unreasonable effort.

About United Rentals

United Rentals, Inc. is the largest equipment rental company in the world, with an integrated network of 529 rental locations in 48 states and 10 Canadian provinces. The company’s approximately 7,500 employees serve construction and industrial customers, utilities, municipalities, homeowners and others. The company offers for rent approximately 3,000 classes of equipment with a total original cost of $4.29 billion. United Rentals is a member of the Standard & Poor’s MidCap 400 Index and the Russell 2000 Index® and is headquartered in Greenwich, Conn. Additional information about United Rentals is available at unitedrentals.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements can generally be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,” “seek,” “on-track,” “plan,” “project,” “forecast,” “intend” or “anticipate,” or the negative thereof or comparable terminology, or by discussions of vision, strategy or outlook. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Factors that could cause actual results to differ materially from those projected include, but are not limited to, the following: (1) a slowdown in the recovery of North American construction and industrial activities, which decreased during the economic downturn and significantly affected our revenues and profitability, may further reduce demand for equipment and prices that we can charge; (2) a decrease in levels of infrastructure spending, including lower than expected government funding for stimulus-related construction projects; (3) our highly leveraged capital structure, which requires us to use a substantial portion of our cash flow for debt service and can constrain our flexibility in responding to unanticipated or adverse business conditions; (4) restrictive covenants in our debt agreements, which could limit our financial and operation flexibility; (5) noncompliance with covenants in our debt agreements, which could result in termination of our credit facilities and acceleration of outstanding borrowings; (6) inability to access the capital that our business may require; (7) inability to collect on contracts with customers; (8) incurrence of impairment charges; (9) the potential consequences of litigation and other claims relating to our business, including certain claims that our insurance may not cover; (10) an increase in our loss reserves to address business operations or other claims and any claims that exceed our established levels of reserves; (11) incurrence of additional costs and expenses in connection with litigation, regulatory or investigatory matters; (12) increases in our maintenance and replacement costs as we age our fleet, and decreases in the residual value of our equipment; (13) inability to sell our new or used fleet in the amounts, or at the prices, we expect; (14) challenges associated with past or future acquisitions, such as undiscovered liabilities and integration issues; (15) management turnover and inability to attract and retain key personnel; (16) our rates and time utilization being less than anticipated; (17) our costs being more than anticipated, the inability to realize expected savings and the inability to obtain key equipment and supplies; (18) disruptions in our information technology systems; (19) competition from existing and new competitors; (20) labor difficulties and labor-based legislation affecting labor relations and operations generally; (21) the inability of United Rentals and RSC to obtain stockholder or regulatory approvals required for the proposed transaction or the imposition of conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (22) the length of time necessary to consummate the merger with RSC and the related transactions may be longer than anticipated; (23) problems with successfully integrating the businesses of United Rentals and RSC; (24) unexpected costs resulting from the proposed transaction with RSC; and (25) unanticipated negative consequences resulting from uncertainty surrounding the proposed transaction. For a more complete description of these and other possible risks and uncertainties, please refer to our Annual Report on Form 10-K for the year ended December 31, 2011, as well as to our subsequent filings with the SEC. The forward-looking statements contained herein speak only as of the date hereof, and we make no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between United Rentals and RSC, which is the subject of a registration statement and joint proxy statement/prospectus forming a part thereof filed with the SEC by United Rentals. This document is not a substitute for the registration statement and joint proxy statement/prospectus that United Rentals filed with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about United Rentals and RSC, at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, in the Investor Relations portion of the United Rentals website at http://www.ur.com/investor under the heading “Investors” and then under “SEC Filings.” Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Investor Relations at 203-618-7318.

Participants in Solicitation

United Rentals, RSC and their respective directors and executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of United Rentals and RSC in connection with the proposed transaction. Information about the directors and executive officers of United Rentals and their ownership of United Rentals common stock is set forth in the proxy statement for the United Rentals 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 31, 2011. Information about the directors and executive officers of RSC and their ownership of RSC common stock is set forth in the proxy statement for the RSC 2011 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 16, 2011. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of this document as described in the preceding paragraph.

# # #

Contact:

Fred Bratman

(203) 618-7318

Cell: (917) 847-4507

fbratman@ur.com

UNITED RENTALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share amounts)

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010

Revenues:
Equipment rentals	$589	$497	$2,151	$1,834
Sales of rental equipment	93	40	208	144
Sales of new equipment	24	19	84	78
Contractor supplies sales	19	22	85	95
Service and other revenues	21	19	83	86

Total revenues	746	597	2,611	2,237

Cost of revenues:
Cost of equipment rentals, excluding depreciation	252	256	992	924
Depreciation of rental equipment	111	100	423	389
Cost of rental equipment sales	69	29	142	103
Cost of new equipment sales	19	16	67	65
Cost of contractor supplies sales	13	15	58	66
Cost of service and other revenues	7	6	31	32

Total cost of revenues	471	422	1,713	1,579

Gross profit	275	175	898	658

Selling, general and administrative expenses	109	96	407	367
RSC merger related costs	19	—	19	—
Restructuring charge	14	15	19	34
Non-rental depreciation and amortization	18	17	57	60

Operating income	115	47	396	197

Interest expense, net	58	85	228	255
Interest expense—subordinated convertible debentures, net	2	2	7	8
Other income, net	(1)	—	(3)	(3)

Income (loss) from continuing operations before provision (benefit) for income taxes	56	(40)	164	(63)

Provision (benefit) for income taxes	28	(23)	63	(41)

Income (loss) from continuing operations	28	(17)	101	(22)

Income (loss) from discontinued operation, net of taxes	1	(4)	—	(4)

Net income (loss)	$29	$(21)	$101	$(26)

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.39	$(0.29)	$1.38	$(0.38)
Income (loss) from discontinued operation	—	(0.06)	—	(0.06)

Net income (loss)	$0.39	$(0.35)	$1.38	$(0.44)

UNITED RENTALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions)

	September 30,	September 30,
	December 31, 2011	December 31, 2010
ASSETS
Cash and cash equivalents	$36	$203
Accounts receivable, net	464	377
Inventory	44	39
Prepaid expenses and other assets	75	37
Deferred taxes	104	69

Total current assets	723	725

Rental equipment, net	2,617	2,280
Property and equipment, net	366	393
Goodwill and other intangible assets, net	372	227
Other long-term assets	65	68

Total assets	$4,143	$3,693

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Short-term debt and current maturities of long-term debt	$395	$229
Accounts payable	206	132
Accrued expenses and other liabilities	263	208

Total current liabilities	864	569

Long-term debt	2,592	2,576
Subordinated convertible debentures	55	124
Deferred taxes	470	385
Other long-term liabilities	59	59

Total liabilities	4,040	3,713

Temporary equity	39	—

Common stock	1	1
Additional paid-in capital	487	492
Accumulated deficit	(499)	(600)
Accumulated other comprehensive income	75	87

Total stockholders’ equity (deficit)	64	(20)

Total liabilities and stockholders’ equity (deficit)	$4,143	$3,693

UNITED RENTALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010
Cash Flows From Operating Activities:
Net income (loss)	$29	$(21)	$101	$(26)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	129	117	480	449
Amortization of deferred financing costs and original issue discounts	5	6	22	23
Gain on sales of rental equipment	(24)	(11)	(66)	(41)
Loss (gain) on sales of non-rental equipment	—	1	(2)	—
Stock compensation expense, net	3	2	12	8
RSC merger related costs	19	—	19	—
Restructuring charge	14	15	19	34
Loss on repurchase/redemption of debt securities and ABL amendment	3	25	3	28
Loss on retirement of subordinated convertible debentures	1	—	2	—
Increase (decrease) in deferred taxes	23	(23)	39	(58)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(2)	24	(62)	(38)
Decrease (increase) in inventory	14	9	(3)	5
(Increase) decrease in prepaid expenses and other assets	(8)	(1)	(19)	61
(Decrease) increase in accounts payable	(33)	(35)	68	4
(Decrease) increase in accrued expenses and other liabilities	(18)	1	(5)	3

Net cash provided by operating activities	155	109	608	452

Cash Flows From Investing Activities:
Purchases of rental equipment	(143)	(59)	(774)	(346)
Purchases of non-rental equipment	(12)	(8)	(36)	(28)
Proceeds from sales of rental equipment	93	40	208	144
Proceeds from sales of non-rental equipment	6	1	17	7
Purchases of other companies	(78)	—	(276)	—

Net cash used in investing activities	(134)	(26)	(861)	(223)

Cash Flows From Financing Activities:
Proceeds from debt	430	1,942	1,892	3,423
Payments of debt, including subordinated convertible debentures	(430)	(1,981)	(1,813)	(3,606)
Payments of financing costs	(16)	(18)	(16)	(18)
Proceeds from the exercise of common stock options	4	1	35	1
Shares repurchased and retired	—	—	(7)	(1)
Cash paid in connection with the 4 percent Convertible Senior Notes and related hedge, net	—	—	(11)	—
Excess tax benefits from share-based payment arrangements, net	—	—	—	(2)

Net cash (used in) provided by financing activities	(12)	(56)	80	(203)

Effect of foreign exchange rates	1	6	6	8

Net increase (decrease) in cash and cash equivalents	10	33	(167)	34
Cash and cash equivalents at beginning of period	26	170	203	169

Cash and cash equivalents at end of period	$36	$203	$36	$203

Supplemental disclosure of cash flow information:
Cash paid for interest, including subordinated convertible debentures	$62	$89	$203	$229

Cash paid (received) for income taxes, net	4	—	24	(49)

UNITED RENTALS, INC.

SEGMENT PERFORMANCE

($ in millions)

	September 30,	September 30,	September 30,		September 30,	September 30,	September 30,
	Three Months Ended				Year Ended
	December 31,				December 31,
	2011	2010	Change		2011	2010	Change

General Rentals
Reportable segment revenue	$685	$555	23.4%		$2,389	$2,071	15.4%
Reportable segment operating income	135	55	145.5%		377	199	89.4%
Reportable segment operating margin	19.7%	9.9%	9.8	pp	15.8%	9.6%	6.2	pp

Trench Safety, Power & HVAC
Reportable segment revenue	$61	$42	45.2%		$222	$166	33.7%
Reportable segment operating income	13	7	85.7%		57	32	78.1%
Reportable segment operating margin	21.3%	16.7%	4.6	pp	25.7%	19.3%	6.4	pp

Total United Rentals
Total revenue	$746	$597	25.0%		$2,611	$2,237	16.7%
Total segment operating income (1)	148	62	138.7%		434	231	87.9%
Total segment operating margin (1)	19.8%	10.4%	9.5	pp	16.6%	10.3%	6.3	pp

(1)	Excludes unallocated RSC merger related costs and unallocated restructuring charge.

DILUTED EARNINGS (LOSS) PER SHARE CALCULATION

(In millions, except per share data)

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010

Income (loss) from continuing operations	$28	$(17)	$101	$(22)
Convertible debt interest-1 7/8 % notes	—	—	—	—

Income (loss) from continuing operations available to common stockholders	28	(17)	101	(22)
Income (loss) from discontinued operation	1	(4)	—	(4)

Net income (loss) available to common stockholders	$29	$(21)	$101	$(26)

Weighted-average common shares	62.7	60.6	62.2	60.5
Employee stock options and warrants	0.7	—	1.0	—
Convertible subordinated notes—1 7/8%	1.0	—	1.0	—
Convertible subordinated notes—4%	8.4	—	8.5	—
Restricted stock units	0.6	—	0.6	—

Weighted average diluted shares	73.4	60.6	73.3	60.5

Diluted earnings (loss) per share:
Income (loss) from continuing operations	$0.39	$(0.29)	$1.38	$(0.38)
Income (loss) from discontinued operation	—	(0.06)	—	(0.06)

Net income (loss)	$0.39	$(0.35)	$1.38	$(0.44)

UNITED RENTALS, INC.

ADJUSTED EARNINGS PER SHARE GAAP RECONCILIATION

We define “Earnings per share from continuing operations—adjusted” as the sum of (i) earnings (loss) per share from continuing operations—GAAP, as reported plus the after-tax impacts of (ii) RSC merger related costs, (iii) restructuring charge, (iv) losses on repurchase/redemption of debt securities and retirement of subordinated convertible debentures and ABL amendment and (v) asset impairment charge. Management believes adjusted earnings per share from continuing operations provides useful information concerning future profitability. However, adjusted earnings per share from continuing operations is not a measure of financial performance under GAAP. Accordingly, adjusted earnings per share from continuing operations should not be considered an alternative to GAAP earnings (loss) per share from continuing operations. The table below provides a reconciliation between earnings (loss) per share from continuing operations—GAAP, as reported, and earnings per share from continuing operations—adjusted.

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010

Earnings (loss) per share from continuing operations—GAAP, as reported	$0.39	$(0.29)	$1.38	$(0.38)

After-tax impact of:

RSC merger related costs (1)	0.25	—	0.25	—

Restructuring charge (2)	0.12	0.15	0.16	0.34

Losses on repurchase/redemption of debt securities and retirement of subordinated convertible debentures and ABL amendment (3)	0.03	0.24	0.04	0.28

Asset impairment charge (4)	0.03	0.06	0.04	0.09

Earnings per share from continuing operations—adjusted	$0.82	$0.16	$1.87	$0.33

(1)	Reflects transaction costs associated with the proposed acquisition of RSC.

(2)	Relates to branch closure charges and severance costs.

(3)	Reflects losses on the repurchase/retirement of debt securities and subordinated convertible debentures, and writeoffs of debt issuance costs associated with the October 2011 amendment of our ABL facility.

(4)	Primarily reflects write-offs of leasehold improvements and other fixed assets.

UNITED RENTALS, INC.

EBITDA AND ADJUSTED EBITDA GAAP RECONCILIATION

(In millions)

EBITDA represents the sum of net income (loss), (income) loss from discontinued operation, net of taxes, provision (benefit) for income taxes, interest expense, net, interest expense-subordinated convertible debentures, net, depreciation of rental equipment, and non-rental depreciation and amortization. Adjusted EBITDA represents EBITDA plus the sum of the RSC merger related costs, restructuring charge, and stock compensation expense, net. These items are excluded from adjusted EBITDA internally when evaluating our operating performance and allow investors to make a more meaningful comparison between our core business operating results over different periods of time, as well as with those of other similar companies. Management believes that EBITDA and adjusted EBITDA, when viewed with the Company's results under GAAP and the accompanying reconciliation, provide useful information about operating performance and period-over-period growth, and provide additional information that is useful for evaluating the operating performance of our core business without regard to potential distortions. Additionally, management believes that EBITDA and adjusted EBITDA permit investors to gain an understanding of the factors and trends affecting our ongoing cash earnings, from which capital investments are made and debt is serviced. However, EBITDA and adjusted EBITDA are not measures of financial performance or liquidity under GAAP and, accordingly, should not be considered as alternatives to net income (loss) or cash flow from operating activities as indicators of operating performance or liquidity. The table below provides a reconciliation between net income (loss) and EBITDA and adjusted EBITDA.

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010

Net income (loss)	$29	$(21)	$101	$(26)
(Income) loss from discontinued operation, net of taxes	(1)	4	—	4
Provision (benefit) for income taxes	28	(23)	63	(41)
Interest expense, net	58	85	228	255
Interest expense—subordinated convertible debentures, net	2	2	7	8
Depreciation of rental equipment	111	100	423	389
Non-rental depreciation and amortization	18	17	57	60

EBITDA (A)	245	164	879	649
RSC merger related costs (1)	19	—	19	—
Restructuring charge (2)	14	15	19	34
Stock compensation expense, net (3)	3	2	12	8

Adjusted EBITDA (B)	$281	$181	$929	$691

(A)	Our EBITDA margin was 32.8% and 27.5% for the three months ended December 31, 2011 and 2010, respectively, and 33.7% and 29.0% for the years ended December 31, 2011 and 2010, respectively.

(B)	Our adjusted EBITDA margin was 37.7% and 30.3% for the three months ended December 31, 2011 and 2010, respectively, and 35.6% and 30.9% for the years ended December 31, 2011 and 2010, respectively.

(1)	Reflects transaction costs associated with the proposed acquisition of RSC.

(2)	Relates to branch closure charges and severance costs.

(3)	Represents non-cash, share-based payments associated with the granting of equity instruments.

UNITED RENTALS, INC.

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO EBITDA AND AJUSTED EBITDA

(In millions)

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010

Net cash provided by operating activities	$155	$109	$608	$452
Adjustments for items included in net cash provided by operating activities but excluded from the calculation of EBITDA:
(Income) loss from discontinued operation, net of taxes	(1)	4	—	4
Amortization of deferred financing costs and original issue discounts	(5)	(6)	(22)	(23)
Gain on sales of rental equipment	24	11	66	41
(Loss) gain on sales of non-rental equipment	—	(1)	2	—
RSC merger related costs (1)	(19)	—	(19)	—
Restructuring charge (2)	(14)	(15)	(19)	(34)
Stock compensation expense, net (3)	(3)	(2)	(12)	(8)
Loss on repurchase/redemption of debt securities and ABL amendment (4)	(3)	(25)	(3)	(28)
Loss on retirement of subordinated convertible debentures	(1)	—	(2)	—
Changes in assets and liabilities	46	—	53	65
Cash paid for interest, including subordinated convertible debentures	62	89	203	229
Cash paid (received) for income taxes, net	4	—	24	(49)

EBITDA	245	164	879	649
Add back:
RSC merger related costs (1)	19	—	19	—
Restructuring charge (2)	14	15	19	34
Stock compensation expense, net (3)	3	2	12	8

Adjusted EBITDA	$281	$181	$929	$691

(1)	Reflects transaction costs associated with the proposed acquisition of RSC.

(2)	Relates to branch closure charges and severance costs.

(3)	Represents non-cash, share-based payments associated with the granting of equity instruments.

(4)	Reflects losses on the repurchase/retirement of debt securities and writeoffs of debt issuance costs associated with the October 2011 amendment of our ABL facility.

UNITED RENTALS, INC.

FREE CASH FLOW GAAP RECONCILIATION

(In millions)

We define free cash flow as (i) net cash provided by operating activities less (ii) purchases of rental and non-rental equipment plus (iii) proceeds from sales of rental and non-rental equipment and excess tax benefits from share-based payment arrangements, net. Management believes that free cash flow provides useful additional information concerning cash flow available to meet future debt service obligations and working capital requirements. However, free cash flow is not a measure of financial performance or liquidity under GAAP. Accordingly, free cash flow should not be considered an alternative to net income (loss) or cash flow from operating activities as an indicator of operating performance or liquidity. The table below provides a reconciliation between net cash provided by operating activities and free cash flow.

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended December 31,		Year Ended December 31,
	2011	2010	2011	2010

Net cash provided by operating activities	$155	$109	$608	$452
Purchases of rental equipment	(143)	(59)	(774)	(346)
Purchases of non-rental equipment	(12)	(8)	(36)	(28)
Proceeds from sales of rental equipment	93	40	208	144
Proceeds from sales of non-rental equipment	6	1	17	7
Excess tax benefits from share-based payment arrangements, net	—	—	—	(2)

Free cash flow	$99	$83	$23	$227